United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of
September 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
(Check One) Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
(Check One) Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Vale plans to offer ten-year notes
Rio de Janeiro, September 8, 2009 — Vale S.A. (Vale) hereby announces that it plans to offer ten-year notes in the global capital markets through its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas). Vale will use the net proceeds of this offering for general corporate purposes.
The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale. The guarantee will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.
Goldman, Sachs & Co., HSBC Securities (USA) Inc. and Santander Investment Securities Inc. are acting as book-running underwriters.
The offering is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering will be filed with the U.S. Securities Exchange Commission (SEC). Before you invest, you should read the preliminary prospectus supplement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Goldman Sachs, HSBC and Santander will arrange to send you the prospectus upon request by calling toll-free (917) 343-8000 (in the United States), or by calling collect (212) 902-1171 (outside the United States).
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.
	By:	/s/ Roberto Castello Branco
Date: September 8, 2009		Roberto Castello Branco
Director of Investor Relations